November 4, 2004

Mail Stop 4-6

Ms. Susan J. Wolfe, Esq.
Senior Vice President, General Counsel and Secretary
c/o Business Objects America
3030 Orchard Parkway
San Jose, CA 95134

Re:	Business Objects S.A.
Registration Statement on Form S-3
Filed October 8, 2004
File No. 333-119662

Dear Ms. Wolfe:

This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may
have about our comments or any other aspect of our review.   Feel free
to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENT ON FORM S-3

Selling Shareholder

1. While we note your statement in footnote 2 to the selling shareholder table indicating that the directors of New SAC "may be deemed to" have shared voting or dispositive power over the shares owned by New SAC. Please revise to unambiguously identify the persons
who share the voting and dispositive powers over the stares.   If
there are significant uncertainties regarding the identities of the persons with these powers or as to whether the persons you identify exercise those powers, you should provide an explanation of those factual conditions. Consistent with Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, and 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual, the requested information is required by Item 507 of Regulation S-K.

Information Incorporated by Reference

2. While your incorporation by reference section lists the "Form 8-K filed December 23, 2004" relating to your acquisition of Crystal
Decisions, it appears that this Form 8-K was actually filed on December 23, 2003. Please revise accordingly.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, p.106

3. We note your statement in the second paragraph of this section indicating that "no evaluation of controls can provide absolute assurance that all errors or fraud, if any, within a company may be detected." Please supplementally confirm that the determination made by management that your disclosure controls and procedures were effective as of the end of the period covered by your 2003 Form 10-K, was made at the reasonable assurance level. See Section II.F.4 of SEC Release No. 34-47986. Also, in preparing future filings, please include text that indicates that the certitude of your effectiveness determination was at this "reasonable assurance" level.

**	**	**	**	**	**

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Sara Kalin at (202) 942-2986. If you require further assistance, you may call Mark P. Shuman, Special Counsel, at (202) 942-1818, or me at (202) 942-1800.

							Sincerely,


							Barbara Jacobs
							Assistant Director


CC:	Via Facsimile
John T. Sheridan, Esq. of Wilson Sonsini Goodrich & Rosati
 (650) 493-6811